UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Pixelworks, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

72581M 30 5

(CUSIP Number)

Allen H. Alley

c/o Pixelworks, Inc.

224 Airport Parkway, Suite 400

San Jose, CA 95110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2010

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72581M 30 5
1	NAMES OF REPORTING PERSONS Allen H. Alley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 522,045
	8	SHARED VOTING POWER 81,516[1]
	9	SOLE DISPOSITIVE POWER 522,045
	10	SHARED DISPOSITIVE POWER 81,516[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 603,561
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	Mr. Alley shares voting and investment power with respect to 81,516 shares of common stock of Pixelworks, Inc. held by him and his wife, Deborah J. Alley.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock of Pixelworks, Inc. (the “Company”). The principal executive offices of the Company are located at 224 Airport Parkway, Suite 400, San Jose, CA 95110.

Item 2. Identity and Background.

(a) — (c)

This Schedule 13D is being filed by Allen H. Alley, an individual, who served as the Chairman of the Board of Directors of the Company until July 29, 2010. The Company’s address is 224 Airport Parkway, Suite 400, San Jose, CA 95110.

(d) — (e)

During the last five years, Mr. Alley: (i) has not been convicted in a criminal proceeding; and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Alley is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

N/A

Item 4. Purpose of Transaction.

On October 29, 2010, in accordance with their terms and conditions, 119,998 of Mr. Alley’s outstanding stock options were cancelled as the result of his departure from the Company’s Board of Directors on July 29, 2010.

Item 5. Interest in Securities of the Issuer.

(a)	Mr. Alley beneficially owns 603,561 shares of Common Stock, representing 4.5% of the Company’s outstanding shares as of the date of this report.

(b)	Mr. Alley has sole voting and dispositive power with respect to 522,045 shares of Common Stock, and shared voting and dispositive power with respect to 81,516 shares of Common Stock.

(c)	None.

(d)	With respect to the 522,045 shares of Common Stock owned solely by Mr. Alley, no other person has the right to receive or the power to direct the receipt of dividends, and no other person has the right to receive or the power to direct the receipt of the proceeds from the sale of the shares.

With respect to the 81,516 shares of Common Stock Mr. Alley owns jointly, he shares with his spouse the right to receive or the power to direct the receipt of dividends, and the right to receive or the power to direct the receipt of the proceeds from the sale of the shares.

(e)	Mr. Alley ceased to be holder of greater than 5% of the Company’s outstanding common shares on October 29, 2010.

Item 6. Contracts, Arrangements, Undertakings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 9, 2011
Date

/s/ Allen H. Alley
Allen H. Alley